

October 9, 2020

Douglas J. Devine
Chief Financial Officer
iRhythm Technologies, Inc.
699 8th Street, Suite 600
San Francisco, CA 94103

> **Re: iRhythm Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed March 2, 2020**
> **File No. 001-37918**

Dear Mr. Devine:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences